NATIONAL BANK OF GREECE

Don Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

U.S.A.

October 21, 2005

Dear Mr. Walker,

RE: National Bank of Greece S.A.

Form 20-F for Fiscal Year Ended December 31, 2004

Filed July 15, 2005

File No. 1-14960

We refer to the Staff’s comment letter dated September 23, 2005 on the above referenced Annual Report on Form 20-F (the Annual Report) of National Bank of Greece S.A. (the Company).

Set forth below in detail are the Company’s responses to the Staff’s comments.  For your convenience, each comment is repeated below, prior to the response.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds, page 154

1.             Please tell us and disclose in future filings, the significance and benefits related to the capitalization of additional paid-in-capital and accumulated surplus during the periods presented.  Additionally, tell us and disclose in future filings the effect of these activities on the computation of earnings per share.

Response:

In 2003, we decided to pay a stock dividend. Under local legislation, this type of dividend is paid out of statutory reserves. In order to effect the stock distribution, the necessary reserves are capitalized to share capital.  Under local legislation, when stock dividends are paid, the number of shares in circulation increases by an amount equal to the number of shares paid out as stock dividends.  As explained below, shares are distributed on a pro-rata basis to existing shareholders. The par value of the shares remains unchanged (in our case Euro 4.50 per share) thus increasing share capital amount recorded in the balance sheet (by Euro 104,342,000 in 2003).  For US GAAP reporting purposes, this capitalization was effected through Accumulated Surplus.

In February 2004, the Greek Parliament approved legislation whereby companies were allowed for tax purposes to revalue land and buildings to their current market value. Companies were required to pay tax at the rate of 2% for land and 10% for buildings on the difference between the tax base prior to the revaluation and the re-valued amount. The law also stipulated that, if the reserve was capitalized to share capital, full depreciation on the re-valued amounts for buildings would be allowed for tax purposes. If the reserve was not capitalized, the tax benefits from calculating depreciation and capital gains and losses on the re-valued amount would be lost. The Group decided to take advantage of this law and capitalize the statutory revaluation surplus to share capital.

For US GAAP reporting purposes, where property is carried at cost, no such revaluation surplus existed and Accumulated Surplus was not sufficient to reflect this capitalization. Hence, this capitalization was effected through Additional Paid In Capital.

Both capitalizations have the benefit of increasing the number of shares held by investors.  The additional shares have identical rights as the previous existing shares.  Furthermore, the new shares were distributed in the same proportion as pre-existing shares, hence causing no dilution.  The Bank’s ability to pay dividends from Accumulated Surplus is not presently affected, as the capitalization was effected through a statutory revaluation reserve.  However, in future years, for statutory reporting purposes, additional depreciation, which will be calculated on the re-valued amounts, will be charged to the income statement and possible gains on sale of the re-valued properties will be lower compared to those reported under US GAAP.

EPS is calculated using the guidance in SFAS 128.  More specifically for the above capitalizations, SFAS 128.54 is applicable.  “If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before issuance of the financial statements, the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed.”

Consequently, the computations of basic and diluted EPS were adjusted retroactively for all periods presented to reflect the change in capital structure.  When the changes in common stock occur after the close of the period but before the issuance of the financial statements (which was the case for the 2003 financial statements), the per share computations for those and any prior-period financial statements presented were based on the new number of shares.

We note the Staff’s comment and will include disclosure of these matters in future filings.

Note 3: Summary of Significant Accounting Policies, page 167

2.             Please tell us the accounting guidance you rely on in reporting “losses” on sales of treasury stock as reductions to additional paid-in-capital as opposed to accumulated surplus and advise us if there are regulatory considerations.  Refer to APB 6.

Response:

The accounting guidance that we relied on is APB 6- ARB 43, Chapter 1B- “Treasury Stock” paragraph 12(b), which states:

“Gains on sales of treasury stock not previously accounted for as constructively retired should be credited to capital surplus; “losses” may be charged to capital surplus to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise to retained earnings”.

Gains on sale of treasury stock arising in 1999, 2000 and 2001 were credited to Additional Paid-in Capital (capital surplus) using the above guidance. As the losses on the sale of treasury stock relate to the same class of stock that was previously credited to Additional Paid-in Capital, the losses were also charged to Additional Paid-in Capital.

There are no regulatory considerations in determining the accounting for “losses” on sales of treasury stock.

Note 14: Loans and Allowance for Losses, page 185

3.             We note that you do not report any deferred loan origination income or costs on your Greek loan portfolio.  Please tell us the amount of deferred loan origination income and costs for each period presented and how you considered the guidance in SFAS 91.

Response:

SFAS 91.6 defines loan origination costs as follows:

“Direct loan origination costs of a completed loan shall include only (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan”.

“Those activities are: evaluating the prospective borrower’s financial condition; evaluating and recording guarantees, collateral, and other security arrangements; negotiating loan terms; preparing and processing loan documents; and closing the transaction.  The costs directly related to those activities shall include only that portion of the employees’ total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan”.

Furthermore, under SFAS 91.20 “Certain loan agreements …………b. For revolving lines of credit (or similar loan arrangements), the net fees or costs shall be recognized in income on a straight-line basis over the period the revolving line of credit is active, assuming that borrowings are outstanding for the maximum term provided in the loan contract. If the borrower pays all borrowings and cannot reborrow under the contract, any unamortized net fees or costs shall be recognized in income upon payment. The interest method shall be applied to recognize net unamortized fees or costs when the loan agreement provides a schedule for payment and no additional borrowings are provided for under agreement.” and SFAS 91.22 “Amounts of loan origination, commitment, and other fees and costs recognized as an adjustment of yield shall be reported as part of interest income. Amortization of other fees, such as commitment fees that are being amortized on a straight-line basis over the commitment period or included in income when the commitment expires, shall be reported as service fee income”.

Loan origination fees are generally charged to customers and they offset the costs incurred.  They include both incremental direct costs (external solicitors and appraisals) and internal directly related costs (internal solicitors, staff payroll-underwriting and sales, internal appraisals). As the remaining difference, if any, between income and costs is insignificant, the Group decided that this insignificant difference will not be deferred. It must be noted that for 2005, the Group is offering cost free mortgage loans in Greece which will result in the deferral of recognition of expenses, starting in July 2005.

Note 25: Long-Term Debt, page 194

4.             Please tell us and revise in future filings why you disclose the CMS-Linked subordinate callable notes due 2035 as perpetual since you disclose a maturity date in 2035.

Response:

The Bank controls a “Variable Interest Entity” (VIE) called NBG Funding, which is not consolidated into the Group accounts following the guidance in FIN 46R. That VIE has issued financial instruments with no stated maturity (perpetual).

The proceeds from the above issuances were lent to the Bank through a loan agreement with substantially identical terms except for the fact that the loan to the Bank from the VIE was due in 2035 while the securities issued by the VIE are perpetual. Since the VIE is not consolidated the loans between the VIE and the Bank are recorded on the Group’s balance sheet while the preferred securities which are perpetual are not.

We note the Staff’s comment and will include disclosure of these matters in future filings to make clear the distinction between the instruments issued by the VIE and the contracts between the Bank and the VIE (which are the ones actually reflected in the financial statements).

5.             Please tell us the authoritative guidance you rely on in measuring interest expense for each of your long term debt issuances and tell us how you calculated interest expense for each period presented.

Response:

We rely in all material aspects on APB 21, Interest on Receivables and Payables, paragraph 15 which requires the imputation of interest expense over the life of the debt instruments using the “interest” method described in and supported by paragraphs 16 and 17 of APB Opinion No. 12, Omnibus Opinion—1967.  We also rely by analogy on SFAS 91.22 which states: “Amounts of loan origination, commitment, and other fees and costs recognized as an adjustment of yield shall be reported as part of interest income.”

The Group amortizes using the interest rate method all long term debt origination costs over the contractual life of the related instruments. Long term debt origination costs are recognized as an adjustment of yield and reported as part of interest expense. The unamortized balance of debt origination costs were recognized as intangible assets (€ 9,860 thousand) and are being amortized over the contractual life of the loan. Following the above stated guidance we intend, for 2005 and onwards, to change the classification of debt origination costs and report those in “other assets”.

6.             Please tell us how you considered the guidance in Rule 3-10 of Regulation S-X to the securities guaranteed by National Bank of Greece S.A.  Additionally, tell us and disclose in future filings specifically which securities are guaranteed.

Response:

The financial statements of the issuers NBG Finance and NBG Funding are not included in the Annual Report since the following, under Rule 3-10 (b) of Regulation S-X, apply:

1.             The issuer is a 100% owned by the Parent company guarantor

2.             The guarantee is full and unconditional.

3.             No other subsidiary of the Parent company guarantees the securities

4.             The Parent company’s financial statements are filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

Both NBG Finance and NBG Funding are 100% owned by the Parent and the following securities are fully guaranteed;

•              EUR 350 million Series A Floating Rate Non-Cumulative Non Voting Preferred Securities guaranteed on a subordinate basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank.

•              EUR 350 million Series B and USD 180 million Series C Constant Maturity Swap (CMS) Linked Non-Cumulative Non-Voting Preferred Securities guaranteed on a subordinate basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend on the Series B is 6.25% for the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8% paid semi-annually. The preferred dividend on the Series C is 6.75% for the first year and then is determined as the 10 year US CMS mid swap rate plus 12.5 bps reset every six months and capped at 8% paid semi-annually.

We note the Staff’s comment and will adjust our disclosure in future filings to clarify the specific securities that are guaranteed.

In addition, we refer to the discussion included in the Current Accounting and Disclosure Issues in the Division of Corporation Finance as of November 30, 2004, in which it is stated that FIN 46 will not affect the ability of finance subsidiaries issuing trust preferred securities to avail themselves of Rule 3-10(b) of Regulation S-X and Exchange Act Rule 12h-5 if the finance subsidiaries meet the conditions of that paragraph and provide the following footnote disclosure:

•              an explanation of the transaction between the parent and the subsidiary that resulted in debt appearing on the books of the subsidiary,

•              a statement of whether the finance subsidiary is consolidated. If the finance subsidiary is not consolidated, an explanation why, and

•              if a deconsolidated finance subsidiary was previously consolidated, an explanation of the effect that deconsolidation had on the financial statements.

All these disclosures are included in pages 194 and 195 of the Annual Report and we believe we comply with Rule 3-10(b) of Regulation S-X. Therefore we believe that separate financial statements are not necessary.

Should the Staff have any questions or require any additional information, please contact Ioannis Kyriakopoulos on +30 210 369 5701.

Yours sincerely,

/s/ Anthimos Thomopoulos
Anthimos Thomopoulos
Chief Financial Officer and
Chief Operations Officer
National Bank of Greece

Copy:	D. Max Aaron, Allen & Overy LLP